Exhibit  99-A1
                CORTLAND FIRST FINANCIAL CORPORATION
              65 Main Street, Cortland, New York 13045

                   OFFER TO PURCHASE COMPANY STOCK
                              FOR CASH

                                                  May 28, 1997

Introduction

          Cortland First Financial Corporation (the "Company") is offering to purchase up to 150,000 shares (the "Shares") of its outstanding common stock, par value $1.6667 per share, at a price not less than $21.00 nor greater than $24.00 per share in cash, upon the terms and conditions described in this offer to purchase Company stock (the "Offer").

          The Company will, in accordance with the terms and conditions of this Offer, determine a single per share price within the price range of $21.00 to $24.00 per share that will be paid in cash to stockholders who validly tender and have not withdrawn their Shares pursuant to the Offer (the "Purchase Price"). In tendering their Shares for repurchase, Stockholders must specify at what price they are willing to sell their Shares within the specified price range. At the expiration of the Offer, the Company will decide how many Shares it desires to repurchase given the number of Shares tendered at various prices. However, the Company will pay all stockholders the same price for Shares repurchased in the Offer, which will be the lowest Purchase Price that will allow the Company to purchase the number of shares desired. For a further explanation of the Offer terms and price determination see
Section 1 below.

          Stockholders must properly complete and return the Letter of Transmittal and other relevant documents in accordance with the instructions prior to the Expiration Date on July 2, 1997 to participate in the Offer. Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, or other documents may be directed to American Stock Transfer and Trust Company (the "Depository") at its address and telephone number set forth on the back cover of this Offer to Purchase.

          The Company's sole subsidiary is First National Bank of Cortland (the "Bank"). The 1996 Annual Report (including financial statements) for the Company and Bank was recently mailed to all stockholders. If you would like an additional copy of the Annual Report or desire other relevant information, please contact the Company.

Purpose of the Offer

          The Company is making the Offer to (i) reposition the Company's capital structure for the benefit of its stockholders and
(ii) afford to those stockholders who desire liquidity an opportunity to sell all or a portion of their Shares without the usual transaction costs associated with open market sales. After the Offer is completed, the Company expects to have adequate retained capital levels, sufficient cash flow, and access to other sources of capital to fund its growth initiatives, including expanding its business operations within its strategic plan.

          The Board of Directors believes that, given the Company's business, assets, and prospects, the purchase of the Shares pursuant to the Offer is an attractive investment that will benefit the Company and its remaining stockholders. The Offer is designed to offset the lack of liquidity in the stock by offering to repurchase the Shares at a price which is believed to be fair to stockholders and fair to the Company.

          The Offer provides stockholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not less than $21.00 nor greater than $24.00 per share) at which they are willing to sell their Shares. The Offer will allow stockholders to receive cash for their Shares without the usual costs associated with a market sale and will also allow owners of small amounts of stock to avoid payment of brokerage commissions and any odd-lot costs payable for sales of small amounts of stock. The Offer allows for stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company if they so desire. Participation in the offer by a stockholder is completely voluntary. Stockholders who determine not to participate in the Offer will increase their proportionate interest in the Company's equity, and therefore in the Company's future earnings and assets, subject to the Company's future performance and right to issue additional equity securities in the future.

          The Board believes the purchase of Company common stock in the designated price range is fair to stockholders and consistent with the Company's long-term goals. To the extent that stockholders decide to sell a substantial portion of shares, the Company will be able to reduce its capital levels which should enhance stockholder value for remaining stockholders over the long term. To the extent that the number of the Company's stockholders is reduced, the Company will be able to reduce administrative expenses.

          The Company may in the future purchase shares of its common stock in the open market, in private transactions, through future tender offers or otherwise. However, during the period of the Offer and for 10 days thereafter, the Company will only purchase Shares pursuant to the terms of the Offer. Any possible future purchases by the Company will depend on numerous factors, including the market price of the common stock, the results of this Offer, the Company's business and financial condition, and general economic and market conditions.

          THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MAKING OF THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES AND NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.
                              THE OFFER

I.   Terms of Purchase; Determination of Purchase Price; and Pro
Ration of Shares

          Terms of Purchase. In accordance with the terms and conditions of the Offer, the Company is offering to purchase up to 150,000 Shares (or such greater or lesser number of Shares as the Company in its discretion may determine) as are validly tendered by stockholders before the Expiration Date at a cash price not less than $21.00 nor greater than $24.00 per Share to be determined in the manner set forth below. The Offer to repurchase Shares by the Company shall remain open for approximately 30 days and terminate on July 2, 1997 at 5:00 p.m. ("Expiration Date"), unless the Company in its sole discretion shall have extended the Offer period. To participate in the Offer, stockholders must comply with the procedures described in Section II, below.

          Determination of Purchase Price. Due in part to the limited trading market for the Shares and the Board of Directors' desire to be as fair as possible, the Purchase Price of the Shares will be determined through a process commonly referred to as a "Dutch Auction." Stockholders should understand that the Company will pay the same price for all Shares purchased in the Offer. However, as noted below, the Company will select the lowest Purchase Price within the designated range which will allow it to purchase the number of Shares it decides to acquire based upon the prices that tendering stockholders have indicated they will accept for their Shares. Accordingly, if a stockholder tenders Shares and designates the highest price within the designated price range, it may result in none of those Shares being repurchased because the Company is able to acquire the number of Shares desired at a lower price.

          In accordance with the instructions on the Letter of Transmittal, each stockholder tendering Shares must specify the price (within the designated range) at which such stockholder is willing to have the Company purchase the Shares. As promptly as possible following the Expiration Date, the Company will, in its sole discretion, determine the Purchase Price (not less than $21.00 nor greater than $24.00 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares tendered at the various prices by the stockholders. The Company reserves the right, in its sole discretion, to purchase less than 150,000 Shares or more than 150,000 Shares.

          A hypothetical example, for illustrative purposes only, is provided below to assist in understanding this process.

                      Hypothetical Example Only
   Number of Shares Tendered at Expiration Date at Various Prices

     Designated Price at Which          Number of Shares Tendered
     Stockholders Tender their Shares   by Stockholders

     $21.00                             40,000
     $22.00                             40,000
     $23.00                             40,000
     $24.00                             40,000

If the results of the Offer were as set forth above, the Company might decide to purchase 120,000 Shares at the single Purchase Price of $23.00 per share. Stockholders who only tendered Shares at a price of $24.00 per share would not have any Shares purchased and their Shares would be returned to them. The Company would pay all stockholders who tendered Shares at $23.00 per share or lower, the same price of $23.00 per share. This example is only for illustrative purposes and is not intended to represent management's views regarding stockholder response or pricing, and does not in any way bind the Company. Stockholders should note that the Company retains the power to amend the Offer terms as noted in
Section VII below.

          Purchase Priorities. To the extent that stockholders responding to this Offer desire to sell more Shares than the Company desires to purchase, the Company will purchase the Shares tendered in the following order:

          (1) Shares tendered by stockholders who own less than 100 Shares will be purchased first in total, provided that the stockholder tenders all Shares owned and such Shares are tendered at a price at or below the Purchase Price (as determined in the "Dutch Auction" process).

          (2) After purchase of all of the Shares covered by (1) above, all other Shares tendered at or below the Purchase Price (as determined in the "Dutch Auction" process) will be purchased on a pro rata basis.

          In the event of proration, the number of Shares accepted from each stockholder tendering Shares (excluding Shares accepted pursuant to paragraph (1) above) shall be based on the ratio of the number of Shares tendered by such stockholder at or below the Purchase Price to the total number of Shares tendered by all stockholders at or below the Purchase Price.

          This Offer and related materials will be mailed to all record holders of Shares on approximately May 28, 1997 and will be furnished to brokers, banks, and similar persons who may be the record owner of shares beneficially held by others.

II.  Procedures for Tendering Shares

          Proper Tender of Shares. For Shares to be validly tendered pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry delivery set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) including any required signature guarantees and any other documents required by the Letter of Transmittal, must be received prior to 5:00 p.m., Eastern time, on the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase or (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

          IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF
TRANSMITTAL, STOCKHOLDERS DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE THE PRICE (IN MULTIPLES OF $.50) AT
WHICH THEIR SHARES ARE BEING TENDERED.

          Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section II, shall include any participant in The Depository Trust Company or The Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or (ii) if Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an eligible guarantor institution (a bank, stockbroker, savings and loan association, or credit union with membership in an approved signature guarantee medallion program) pursuant to Rule l7Ad-15 promulgated under the Securities Exchange Act of 1934 (an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution.

          In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities as described above), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal. The method of delivery of all documents, including certificates for Shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

          Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at each Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, either (i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to a book-entry transfer facility does not constitute delivery to the Depositary.

          Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding on payments made to stockholders for Shares purchased pursuant to the Offer, each stockholder who does not otherwise establish an exemption from such withholding must provide the Depository with the stockholder's correct taxpayer identification number and provide certain other information by completing the substitute Form W-9 included in the Letter of Transmittal. Foreign stockholders may be required to submit Form W-8, certifying non-United States status, to avoid backup withholding. See Instruction 12 and Form W-9 in the Letter of Transmittal. For a discussion of certain federal income tax consequences to tendering stockholders, see Section VIII.

          Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share certificates are not immediately available (or the procedures for book-entry delivery cannot be completed on a timely basis) or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

          (a)  such tender is made by or through an Eligible
Institution;

          (b) the Depositary receives by hand, mail, telegram or facsimile transmission, on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (specifying the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution; and

          (c) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry delivery of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three OTC trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

          If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry delivery at a Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering stockholder at the appropriate Book-Entry Transfer Facility, in each case without expense to such stockholder.

          Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in appropriate form or the acceptance for payment of or payment for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares. No tender of Shares will be deemed to have been validly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. Neither the Company, the Depositary or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

          Tendering Stockholder's Representation and Warranty; Company Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to the Company that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule l4e-4 promulgated by the Commission under the Securities Exchange Act of 1934 and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule l4e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender and at the end of the proration period, the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule l4e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

III. Payment for Shares; Return or Reissuance of Stock Certificates

          Subject to the terms of this Offer and purchase priorities noted above, the Company will promptly purchase Shares properly tendered to it following the Expiration Date for the Offer. The Company will mail its check in payment for Shares accepted for purchase to selling stockholders within 10 business days following the Expiration Date. Similarly, the Company will return stock certificates for Shares not accepted for purchase to stockholders at that time.

IV.  Withdrawal of Shares

          Except as otherwise provided in this Section IV, the tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 12:00 midnight, Eastern time, on July 24, 1997.

          For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the name of the registered holder, if different, the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry delivery set forth in Section II, the notice of withdrawal also must specify the name and the number of the account at the applicable Book Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. Neither the Company, the Depositary or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties.

          Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be rendered prior to the Expiration Date by again following one of the procedures described in Section II.

          If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this
Section IV.

V.   Price Range of Common Stock; Dividends

          The Company's common stock is not traded on an established trading market, and there is only limited trading in the Shares in the over the counter market. The following table sets forth the high and low sale prices and the quarterly cash dividends declared for the common stock for the periods set forth. Stockholders are urged to obtain current market quotations for the Shares.

1995           High      Low       Dividend Paid
1st Quarter    $18.08    $17.58    $.083
2nd Quarter     17.92     17.42     .067
3rd Quarter     17.75     17.17     .067
4th Quarter     17.67     17.00     .216

1996
1st Quarter    $17.00    $16.87    $.117
2nd Quarter     19.00     18.00     .12
3rd Quarter     19.00     18.87     .12
4th Quarter     19.75     19.00     .14

1997
1st Quarter    $22.50    $19.50    $.14
2nd Quarter     22.50     21.00
(to date 5/15/97)

          At May 15, 1997, there were 2,016,000 shares of common stock issued and outstanding which were held of record by approximately 550 stockholders. The Company's book value per share as of December 31, 1996 was $12.59.

          The Company's dividend policy over the past several years has been to pay between 30% to 50% of earnings to stockholders as dividends, and it expects to continue this policy in 1997. Management does not expect the Company's purchase of Shares pursuant to the Offer to have any effect on the payment of dividends by the Company. The next scheduled record date for a regular quarterly dividend is approximately August 8, 1997. Stockholders who tender Shares for repurchase that are accepted by the Company will not receive further dividends.

VI.  Financial and Other Information

          The Company recently mailed to stockholders a copy of its 1996 Annual Report, containing audited financial statements for the years ended December 31, 1996 and 1995 as well as other information. The Company will provide an additional copy of the 1996 Annual report to stockholders upon request. Stockholders who desire relevant information regarding the Company's or Bank's financial condition or operations other than the information provided below may contact the Company with such request.

          Set forth below is certain summary financial data for the Company. The financial data for the years ending December 31, 1996 and December 31, 1995 has been summarized from the Company's audited consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which are incorporated herein by reference. The financial data for the quarter ending March 31, 1997 has been summarized from the unaudited consolidated financial statements contained in the Quarterly Report on Form 10-Q, which are incorporated herein by reference. The following selected historical financial data should be read in conjunction with, and is qualified in its entirety by reference to, such consolidated financial statements and the notes thereto and Management's Discussion and Analysis therein.

               SELECTED SUMMARY CONSOLIDATED FINANCIAL DATA

                            Balance Sheet Data
                                                          (Unaudited)
                                   12/31/96  12/31/95  3/31/97   3/31/96
ASSETS (Dollars in Thousands)
Total Cash and Cash Equivalents    $15,400   $10,355   $17,180   $11,338
Total Investment Securities         84,128    75,262    89,117    90,058
Total Loans                        117,406   115,867   116,600   114,971
   Less: unearned income             3,774     3,663     3,564     3,635
   Less: allowance for
         possible loan losses        1,271     1,176     1,182     1,205
Net Loans                          112,361   111,028   111,854   110,131
Bank Premises, Furniture
  and Equipment                      3,342     3,303     3,350     3,253
Accrued Interest Receivable          1,588     1,701     1,718     1,902
Other Real Estate Owned            -------       135   -------       182
Other Assets                         2,252     2,075     2,643     1,907
Total Assets                      $219,072  $203,860  $225,862  $218,771


LIABILITIES AND
SHAREHOLDERS' EQUITY

Total Liabilities                 $193,694  $180,206  $200,655  $195,032
Total Shareholders' Equity          25,378    23,654    25,207    23,739
Total Liabilities and
  Shareholders Equity             $219,072  $203,860  $225,862  $218,771

Book Value per Common Share         $12.59    $11.73    $12.50    $11.78

                            Income Statement Data
                                                      (Unaudited)
                                Year Ended        Three Months Ended
                               December 31,            March 31,
                              1996      1995      1997          1996
                (Dollars in Thousands, Except Per Share Data)

Total Interest Income         $15,632   $15,223   $3,920       $3,842
Total Interest Expense          6,220     5,848    1,584        1,516
Net Interest Income             9,412     9,376    2,336        2,326
  Provision for possible
   loan losses                    283       300       75           75
Net Interest Income After
  Provision For Loan Losses     9,129     9,076    2,261        2,251
Other Income                    1,523     1,446      395          358
Total Operating Income         10,652    10,522    2,656        2,609
Total Other Expenses            6,678     6,700    1,771        1,676
Income Before Income Taxes      3,974     3,821      885          933
Provision for Income Taxes      1,128     1,089      226          267
Net Income                    $ 2,846   $ 2,733   $  660       $  666
Net Income per Common Share   $  1.41   $  1.36   $  .33       $  .33

Note:  Due to rounding of numbers, some columns may not total.

SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

          The following summary unaudited consolidated pro forma financial information gives effect to the purchase of Shares pursuant to the Offer, assuming (i) that the maximum of 150,000 Shares are purchased by the Company at the maximum Purchase Price of $24.00 per Share, (ii) that the purchase occurred on January 1, 1996; (iii) that transaction fees and costs related to the Offer were $15,000; and (iv) a loss of investment opportunity on $3,615,000 at the Federal Funds rate of 5.50%. To the extent that less than 150,000 Shares are repurchased or the repurchase price is less than $24.00 per Share, the impact of the repurchase will be lessened. The Company and Bank will continue to be "Well Capitalized" under banking regulations.

                                     Balance Sheet Data

                            HISTORICAL  PRO FORMA    HISTORICAL  PRO FORMA
                            12/31/96    12/31/96     3/31/97     3/31/97

ASSETS                                 (Dollars in Thousands)

Total Cash and
  Cash Equivalents          $15,400      $11,785     $17,180     $13,565
Total Investment
  Securities                 84,128       84,128      89,117      89,117
Total Loans                 117,406      117,406     116,600     116,600
   Less: Unearned income      3,774        3,774       3,564       3,564
   Less: Allowance for
     possible loan losses     1,271        1,271       1,182       1,182
Net Loans                   112,361      112,361     111,854     111,854
Bank premises, furniture
   and equipment              3,342        3,342       3,350       3,350
Accrued interest receivable   1,589        1,589       1,718       1,718
Other real estate owned        ----         ----        ----        ----
Other assets                  2,252        2,252       2,643       2,643
Total Assets               $219,072     $215,457    $225,862    $222,247

LIABILITIES AND SHAREHOLDERS' EQUITY

Total Liabilities          $193,694     $193,694    $200,655    $200,655
Total Shareholders' Equity   25,378       20,763      25,207      21,592
Total Liabilities and
    Shareholders' Equity   $219,072     $215,457    $225,862    $222,247

Book Value per Common Share  $12.59       $11.13      $12.50      $11.57


                         Income Statement Data

                          HISTORICAL   PRO FORMA   HISTORICAL   PRO FORMA
                              Year - Ended          Three Months Ended
                          12/31/96     12/31/96     3/31/97      3/31/97

                            (Dollars in Thousands, Except Per Share Data)

Total Interest Income     $15,632       $15,434     $3,920       $3,871
Total Interest Expense      6,220         6,220      1,584        1,584
Net Interest Income         9,412         9,214      2,336        2,287
Provision for possible
  loan losses                 283           283         75           75
Net Interest Income After
  Provision For Loan Losses 9,129         8,931      2,261        2,212
Other Income                1,523         1,523        395          395
Total Operating Income     10,652        10,454      2,656        2,607
Total Other Expenses        6,678         6,678      1,771        1,771
Income Before Income Taxes  3,974         3,776        885          836
Provision for Income Taxes  1,128         1,049        226          206
Net Income                $ 2,846       $ 2,727     $  660       $  630
Net Income Per Common Share $1.41         $1.46       $.33         $.34

Note:  Due to rounding of numbers, some columns may not total.

VII. Source and Amount of Funds

          Assuming that the Company purchases 150,000 Shares pursuant to the Offer at the maximum specified Purchase Price of $24.00 per Share, the Company expects the maximum aggregate cost, including all fees and expenses relating to the Offer, to be approximately $3,615,000. The Company anticipates that the funds necessary to pay such amounts will be provided from the Company's capital surplus and that no funds used to purchase the Shares will be derived from loan proceeds. The Shares purchased pursuant to the Offer shall be held in the treasury of the Company.

VIII.     Certain Federal Income Tax Consequences

          The following summary describes certain United States federal income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed regulations, rulings, administrative pronouncements and judicial decisions thereunder. Changes to the Code and regulations and rulings thereunder could materially affect the tax consequences described herein and could be made on a retroactive basis.

          The summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a "straddle" or as a part of a "hedging" or "conversion" transaction for United States federal income tax purposes). The summary also does not address the state, local or foreign tax consequences of participating in the Offer. Each stockholder should consult their tax advisor as to the particular consequences of participation in the offer.

          Stockholders Who Receive Cash for Their Shares. A repurchase of Shares for cash pursuant to the Offer will be a taxable transaction for federal income tax purposes. As a consequence of the exchange, a stockholder will, depending on such holder's particular circumstances, be treated either (a) as having sold such holder's Shares thereby incurring a capital gain or loss, or (b) as having received a dividend distribution from the Company, with the tax consequences described below.

          If a stockholder is treated as having sold such holder's Shares under the tests described below, such holder will recognize gain or loss equal to the difference between the amount of cash received and such holder's tax basis in the Shares exchanged. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange.

          Under Section 302 of the Code, a stockholder whose Shares are exchanged for cash pursuant to the Offer will be treated as having sold such holder's Shares, and thus will recognize gain or loss if the sale
(a) results in a "complete termination" of such holder's equity interest in the Company, (b) is "substantially disproportionate" with respect to such holder, or (c) is "not essentially equivalent to a dividend" with respect to the holder, each as discussed below. In applying these tests, a stockholder will be treated as owing Shares actually or constructively owned by certain related individuals and entities.

          (a) Complete Termination of Interest. A stockholder that exchanges all Shares actually or constructively owned by such holder for cash pursuant to the Offer will be treated as having completely terminated such holder's equity interest in the Company, and thus will be treated as having sold such Shares and will realize a gain or loss on the sale.

          (b) Sale of 20% or More of Shares Held. An exchange of Shares for cash will be "substantially disproportionate" with respect to a stockholder if the percentage of the then outstanding Shares actually and constructively owned by such holder immediately after the exchange is less than 80% of the percentage of the Shares actually and constructively owned by such holder immediately before the exchange. In this situation, the stockholder will be treated as having sold such Shares and will realize a gain or loss on the sale.

          (c) Ownership of Less than 1% of Outstanding Stock. A stockholder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such holder's proportionate interest in the Company constitutes a "meaningful reduction" given such holder's particular facts and circumstances. The IRS has indicated that any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction." Again, in this situation, the stockholder will be treated as having sold such shares and will realize a gain or loss on the sale.

          If a stockholder sells Shares to persons other than the Company at or about the time such holder also sells Shares to the Company pursuant to the Offer, and the various sales effected by the holder are part of an overall plan to reduce or terminate such holder's proportionate interest in the Company, then the sales to persons other than the Company may, for federal income tax purposes, be integrated with the holder's sale of Shares pursuant to the Offer and, if integrated, should be taken into account in determining whether the holder satisfies any of the three tests described above.

          If a stockholder who exchanges Shares pursuant to the Offer is not treated under Section 302 as having sold such holder's Shares for cash under the tests set forth above, the entire amount of cash received by such holder will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits (which the Company anticipates will be sufficient to cover the amount of any such dividend) and will be includible in the holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged. No loss will be recognized. The stockholder's tax basis in the Shares exchanged generally will be added to such holder's tax basis in such holder's remaining Shares.

          The Company cannot predict whether or to what extent the Offer will be oversubscribed. If the Offer is oversubscribed, proration of Shares pursuant to the Offer may cause the Company to accept fewer Shares than are tendered. Therefore, a stockholder can be given no assurance that a sufficient number of such holder's Shares will be exchanged pursuant to the Offer to ensure that such exchange will be treated as a sale, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above.

          Congress is currently considering a series of broad tax agreements reached during balanced budget negotiations. One such agreement includes Congress' intent to pass a capital gains tax cut, although the amount and the effective date of such a cut is still uncertain. In the event that a capital gains tax cut is passed in 1997, such relief could potentially reduce your tax liability on any shares that you tender under this Offer.

          THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

IX.  Miscellaneous

          The Company has not retained or employed any firm or persons to make solicitations or recommendations in connection with this Offer. Based on the Company's records and information provided to the Company by its directors, executive officers and associates, neither the Company, its subsidiary, executive officers, nor directors, have engaged in any transactions involving the Shares during the 40 business days preceding the date of the Offer. Directors and officers of the Company are eligible to participate in this Offer, although the Company does not know to what extent, or if, they will participate in the Offer.

          Information regarding the number of Shares tendered and the price at which tendered, shall be maintained in strict confidence by the Company to ensure fairness in the "Dutch Auction" process. The Company will pay all fees and expenses of the Depository incurred in connection with the Offer.

          This Offer is subject to the condition (which may be waived by the Company) that no proceeding of any kind shall have been instituted to challenge or restrain this Offer or the provisions contained in this Offer, and that the Offer may be terminated at any time if such action is deemed to be in the best interests of the Company. The Company reserves the right to extend the period during which this Offer remains open or to amend the terms of the Offer, provided that no such amendment will make the terms less favorable to, or prejudice, a tendering stockholder. Written notice of any extensions or amendments will be mailed to all stockholders.

          This Offer is not subject to approval by stockholders. The Company did not receive a written opinion or appraisal from an outside party to evaluate a fixed purchase price for the Shares or to evaluate the range within which the Shares are being offered. Stockholders do not have statutory rights of appraisal with respect to the Offer.

          If you have any questions concerning the terms of this Offer or about the business of the Company, do not hesitate to call David R. Alvord, President and Chief Executive Officer of the Company, at (607) 758-1201.

          Manually signed photocopies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                     The Depositary for the Offer is:

                AMERICAN STOCK TRANSFER AND TRUST COMPANY

By Mail:
40 Wall Street
New York, New York 10005
(Attention:  Corporate Trust Department)

By Hand/Overnight Delivery:
40 Wall Street, 46th Floor
New York, New York 10005
(Attention: Corporate Trust Department)

By Facsimile Transmission:
(Eligible Institutions Only)
(718) 234-5001
Confirm by Telephone:
(718) 921-8200

          Any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depository at the telephone numbers and locations listed below. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

     For Information Relating to the Offer Contact the Depository at:

                American Stock Transfer and Trust Company
                              40 Wall Street
                                46th Floor
                         New York, New York 10005



                 From New York City call:  (212) 936-5100

                             Call Toll Free:
                              (800) 937-5449